UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: March 31, 2006
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NATURE’S SUNSHINE PRODUCTS, INC.
Full Name of Registrant

Former Name if Applicable

75 East 1700 South
Address of Principal Executive Office (Street and Number)

Provo, Utah 84606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In a Current Report on Form 8-K filed with the Commission on April 3, 2006, Nature’s Sunshine Products, Inc. (the “Company”) announced that on March 31, 2006 it received a letter from KPMG LLP (“KPMG”) pursuant to which KPMG resigned as the Company’s independent public accounting firm.  These events followed the Company’s earlier announcement that a Special Committee of the Company’s Board of Directors was overseeing an independent investigation with respect to certain of the Company’s foreign operations.

Due to the events identified in the preceding paragraph, the Company has been unable to obtain an audit of its financial statements as of December 31, 2006 and for the year then ended.  As a result, the Company is not presently able to file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”).

On February 8, 2007, the Company announced that the Audit Committee of its Board of Directors had engaged Deloitte & Touche LLP (“Deloitte”) to serve as the Company’s independent registered public accounting firm.  The Company believes the engagement of Deloitte is a significant step toward resolving the accounting and financial reporting issues that have precluded the Company from filing its 2006 Form 10-K, as well as other reports necessary to restore the Company’s compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company presently intends to file its 2006 Form 10-K following Deloitte’s issuance of a report with respect to the Company’s financial statements required to be included in the 2006 Form 10-K; however, the Company does not expect that the 2006 Form 10-K will be filed before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25 of the Exchange Act.  Furthermore, the Company cautions that the process of completing the procedures necessary for Deloitte to issue a report with respect to the Company’s financial statements to be included in the 2006 Form 10-K will be time-consuming and will require significant resources from the Company and Deloitte.  In particular, in order to issue a report on the Company’s financial statements as of December 31, 2006 and for each of the three years then ended, Deloitte will be required to audit the Company’s financial statements as of December 31, 2004, 2005 and 2006 and for the years then ended.  Deloitte may also be required to audit the Company’s financial statements as of December 31, 2002 and 2003 and for each of the years then ended.  Accordingly, the Company can provide no estimate as to when Deloitte will be able to issue a report on the Company’s financial statements as of December 31, 2006 and for each of the three years then ended or when the Company will be able to file the 2006 Form 10-K.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen M. Bunker	801	342-4300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

The  Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2005, nor has it filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 or September 30, 2006.  Furthermore, although the Company filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, the Company did not submit the unaudited financial statements presented in Part I, Item 1 of that Quarterly Report on Form10-Q for review by its independent registered public accounting firm prior to filing.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Due to the events identified in Part III above, the Company cannot presently provide a reasonable estimate and comparison of its results of operations at this time.

Nature’s Sunshine Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ Stephen M. Bunker
Chief Financial Officer, Vice President of Finance
And Treasurer of the Company

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).